Commission File Number: 333-60608
CUSIP Number: 47077R109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D

	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:  September 30, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information

Full name of registrant:  Janel Corporation

Former name if applicable:

Address of principal executive office (Street and Number):  303 Merrick Road, Suite 400

City, State and Zip Code:  Lynbrook, New York 11563

Part II.  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

On December 27, 2019, Janel Corporation (the “Company”) filed a notification of late filing on Form 12b-25 (the “Initial Form 12b-25”) to notify the Commission that it was unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended September 30, 2019 (the “Form 10-K”) on or before the prescribed due date of December 30, 2019 (the actual prescribed due date was December 29, 2019, which fell on a Sunday; December 30, 2019 was the following business day). At the time of filing of the Initial Form 12b-25, the Company anticipated that the Form 10-K would be filed on or before January 14, 2020, the fifteenth calendar day following December 30, 2019. Due to subsequent unanticipated delays relating to the completion of the audit of the Company’s financial statements for the fiscal year ended September 30, 2019, the Company is unable to file the Form 10-K on or before January 14, 2020 but intends to file the Form 10-K as soon as practicable.

Part IV.  Other Information

(1)          Name and telephone number of person to contact in regard to this notification

Dominique Schulte	516	256-8143
(Name)	(Area code)	(Telephone number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒    Yes        ☐  No

 (3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐    Yes        ☒  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Janel Corporation
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	January 14, 2020	By:	/s/ Dominique Schulte
		Name:	Dominique Schulte
		Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).